EXHIBIT 99.1

Fury Reports 7.86 g/t Gold Over 9.43 Metres in Infill Drilling at the Eau Claire Gold Project, Quebec

TORONTO, June 02, 2026 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce the final batch of assay results from its Phase 1, 13,000-metre (“m”) drill program, as well as the initial assay results from its ongoing Phase 2, 15,000–25,000-metre drill program at the Eau Claire gold project (“Eau Claire” or the “Project”), located in the Eeyou Istchee Territory in the James Bay Region of Northern Quebec.

Phase 1 drilling focused on expanding mineral resources along high-grade shoots and improving continuity within the existing resource, particularly outside the stopes identified in the preliminary economic assessment (PEA). A total of 21 drill holes, comprising of 12,700m, were completed, and all assay results have now been received. The last two holes of the Phase 1 program (26EC-102 and 26EC-103), which totals 1,330m, are discussed below in Table 1 and Figure 1.

Phase 2 drilling is currently ongoing and aimed at converting inferred mineral resources into higher-confidence categories and expanding the indicated mineral resource. To date, 14 drill holes totalling approximately 7,100m have been completed, with assay results currently available for 720m (holes 26EC-107 and 26EC-109), which are also highlighted in Table 1 and Figure 1 below.

Table 1: Recent Drill Highlights

Hole ID	From	To	Drilled Thickness (m)	TRUE Thickness (m)	Au (g/t)	Purpose
26EC-102	507.0	508.5	1.5	1.49	2.34	Expansion
	568.5	570.5	2.0	1.97	13.83
	587.0	588.0	1.0	0.98	4.23
	612.0	613.0	1.0	0.98	2.15
	780.5	781.5	1.0	0.97	2.10
26EC-103	294.0	295.0	1.0	0.99	2.76	Expansion
	367.5	377.0	9.5	9.43	7.86
26EC-107	91.5	93.0	1.5	1.41	1.60	Conversion
	412.0	413.0	1.0	0.96	34.20
	429.0	431.0	2.0	1.93	9.17
	446.5	454.0	7.5	7.25	3.79
26EC-109	No significant intercept					Conversion
Intercepts were calculated using Au grade*thickness no less than 2g/t*m with grade no less than 1g/t, maximum consecutive dilution 2m. True thickness was used for intercept calculation.

“Drilling at Eau Claire continues to reinforce resource continuity, confirming mineralization remains well developed and predictable within the deposit,” stated Tim Clark, CEO of Fury Gold Mines. “We look forward to further de-risking the project with additional drilling being carried out to convert resources into higher confidence categories and expanding the Eau Claire mineralization which should unlock additional value for shareholders.”

Figure 1: Long section of the Eau Claire Deposit looking north showing the locations of the completed and current drill holes in relation to the block model.

The most significant result from this batch of drilling is returned from expansion drill hole 26EC 103, which tested approximately 45m down plunge of a historic intercept within the inferred portion of the Eau Claire mineral resource. The hole intersected 7.86 g/t gold over 9.43m (Figure 2), confirming the continuity of mineralization within the modelled zone.

In addition, drill hole 26EC 102, which also targeted mineralization within an inferred portion of the Eau Claire mineral resource, returned an intercept of 13.83 g/t gold over 1.97m (Figure 3).

Finally, drill hole 26EC 107 was designed to test the continuity of mineralization between two areas currently classified as inferred resources and to support potential upgrading of the resource classification. The hole intersected 3.79 g/t gold over 7.25m, located approximately 50m up plunge from drill holes 26EC 099 (see news release dated March 17, 2026) and 26EC 096 (see news release dated April 23, 2026), and demonstrate continuity of the mineralized zone between these intercepts.

Figure 2: Eau Claire – Section 26EC-103

Figure 3: Eau Claire – Section 26EC-097 and 26EC-102

Figure 4: Eau Claire – Section 26EC-099, 26EC-101 and 26EC-107

The Phase 2 drill program at Eau Claire is advancing in accordance with design, with 14 diamond drill holes completed totalling approximately 7,100m. The objective of the program is to systematically infill and upgrade portions of the current inferred mineral resource category to the indicated category, as well as to refine the geological model and improve grade continuity within key mineralized domains.

The fully funded Phase 2 campaign will continue through the summer of 2026, with ongoing assay results anticipated to support resource conversion and future economic evaluation of the Eau Claire deposit.

Sampling and Assaying Disclosure

Analytical samples for the Drill Program were taken by sawing HQ diameter core into equal halves on site with one half sent to ALS Chemex in Val D’or, Quebec, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire with assay atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results were greater than 10 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples and blanks, field and lab duplicates, and lab standards and blanks indicate good overall accuracy and precision.

Valérie Doyon, P.Geo, Senior Project Geologist at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company advancing the Eau Claire gold project towards development, which holds a 5.8% equity position in Contango Silver and Gold Inc. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining.

For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Investor Relations
Tel:	(844) 601-0841
Email:	info@furygoldmines.com
Website:	www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This news release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Specific forward-looking statements contained in this news release includes information relating to the Company’s ongoing exploration program at the Eau Claire project.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2025 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.